Daniel McAvoy

Partner

T 212-940-3112

dmcavoy@nixonpeabody.com

55 W. 46th Street
New York, NY 10036-4120

212-940-3000

July 26, 2017

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn. Anne Nguyen Parker, Esq., Assistant Director

Re:RSE Collection, LLC
Offering Statement on Form 1-A
Filed June 30, 2017
File No. 024-10717

Ladies and Gentlemen:

This letter sets forth the response on behalf of RSE Collection, LLC (the “Company”) to your letter, dated July 14, 2017, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Preliminary Offering Statement on Form 1-A (File No. 024-10717) filed with the Commission on June 30, 2017 (as amended on July 13, 2017, the “Offering Statement”).  For your convenience, the comments are reproduced below before the Company’s answers.  Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Offering Statement.

General

1.We note your response to our prior comment 1 that you intend to provide financial statements for each series in periodic reports filed under Regulation A or under the Securities Exchange Act.  Please include audited financial statements for Series #69BM1 LLC in this offering statement.  In addition, tell us your consideration of providing audited financial statements for each of the other series in addition to the financial statements of the combined company in this offering statement.

U.S. Securities and Exchange Commission

July 26, 2017

The Company is a series limited liability company organized pursuant to Section 18-215 of the Delaware Limited Liability Company Act (the “LLC Act”).  As described on pages 10 and 56 of the offering circular contained within Part II of the Offering Statement (the “Offering Circular”), Section 18-215(b) of the LLC Act provides that, if certain conditions regarding formation of the series are met, then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable only against the assets of such series and not against the assets of the limited liability company generally or any other series.  Section 18-215(b) of the LLC Act further provides that records maintained for a series that reasonably identify its assets, including by specific listing, category, type, quantity, computational or allocational formula or procedure (including a percentage or share of any asset or assets) or by any other method where the identity of such assets is objectively determinable, will be deemed to account for the assets associated with such series separately from the other assets of the limited liability company, or any other series thereof.  Accordingly, in order to maintain separateness of debts, liabilities, obligations and expenses of a series, each series of the Company, including Series #69BM1 of the Company (“Series #69BM1”), is required as a matter of law to maintain separate books and records with respect to assets, liabilities and other financial matters that would be reported in the financial statements on Form 1-A and other ongoing financial reports of the Company.

While Series #69BM1 was formed in November 2016, as of the end of the Company’s fiscal year and as of the date hereof, Series #69BM1 was and is not capitalized and had and has no assets or liabilities, and it is not anticipated that Series #69BM1 will be capitalized or have assets or liabilities as of the qualification of the Offering Statement.  Furthermore, Series #69BM1 has no commitments or contingent liabilities, other than the anticipated purchase of the Series Boss Mustang in connection with the closing of the Offering of the Series #69BM1 Interests.  While this is anticipated, Series #69BM1 has no contractual obligation to make such purchase.  As reflected on the balance sheet of the Company, the Company, but not Series #69BM1, currently owns the Series Boss Mustang and is liable for a loan from an officer of the Manager in the amount of $97,395.  As described on pages 22 and 57 of the Offering Circular, upon the closing of the sale of the Series #69BM1 Interests for which the Company is seeking qualification, the proceeds of the sale of the Series #69BM1 Interests would be used to repay that loan and to pay other expenses as described in the “Use of Proceeds” section of the Offering Circular, and at that time the Series Boss Mustang would be purchased by Series #69BM1 from the Company, which will result in capitalization of Series #69BM1.

Section 1160.1 of the Division of Corporation Finance Financial Reporting Manual (“Section 1160.1”) provides that, in a filing with an effective date before the registrant is capitalized on other than a nominal basis, “financial statements may be omitted unless the registrant will acquire or otherwise succeed to a business for which financial statements are required to be included. If omitted, the prospectus should include a statement that the entity has not commenced operations and has no (or nominal) assets or liabilities.”  We believe this internal guidance should be equally applicable to Series #69BM1 as it would

U.S. Securities and Exchange Commission

July 26, 2017

be to a registrant that is a separate entity, and equally applicable to a Regulation A offering statement as it would be to a registration statement.  Because (a) Series #69BM1 is not capitalized and has no assets or liabilities, (b) from an economic perspective Series #69BM1 should be treated in the same manner as a separate legal entity and (c) Series #69BM1 is not acquiring or otherwise succeeding to a business for which financial statements are required to be included, separate financial statements should not be required for Series #69BM1 or other uncapitalized series of interests at this point.  As noted below, once Series #69BM1 is capitalized, it would provide separate series financial statements.  Per Section 1160.1, the Company has added an explicit statement to pages [31] and F-[7] of the Offering Circular that Series #69BM1 has not commenced operations and has no assets or liabilities, and has added clarifying language elsewhere in the Offering Circular.

As previously noted in the Company’s comment response letter dated June 30, 2017, the Company intends to provide applicable disclosures in its Forms 1-K, 1-SA, and 1-U, and in any subsequent reports under the Securities Exchange Act of 1934, as amended, on a Company basis, as well as on a series basis for each series of the Company whose securities have been qualified under Regulation A, including company-level and series-level (1) balance sheets, statements of operations, statements of changes in members’ equity, statements of cash flows and audit opinions, as applicable, (2) business and property descriptions, (3) risk factor disclosures, if applicable and (4) evaluations and disclosure about the effectiveness of disclosure controls and procedures and internal controls and procedures, to the extent required for the Company on the applicable form.  In preparing series-level financial statements, the Company anticipates that expenses borne by multiple series would be allocated as set forth on pages 43 and 44 of the Offering Circular, although these allocations may be subject to change in the Manager’s reasonable discretion.  Fees that would be paid to the Asset Manager are described on pages 40 and 54 of the Offering Circular.  At this time, the Manager of the Company and of each series, as well as the Asset Manager of each series, is the same entity.  Certain expenses of the Company and each series will be borne by the Manager, while other expenses of each series will be borne by the applicable series, as described in greater detail on pages 33, 34, 38 and 39 of the Offering Circular.  Furthermore, the Asset Manager will be entitled to certain fees and reimbursements of expenses as described in greater detail on pages 39 and 40 of the Offering Circular, although those fees will not be for the benefit of investors in any series of interests of the Company.

We do not believe that financial statements need to be provided for series of interests of the Company that are not qualified or anticipated to be qualified under the Offering Statement or any other offering statement under Regulation A.  While each series is not a separate legal entity, the Company anticipates that, pursuant to the LLC Act, the economic benefits and liabilities of each series should be specific to the investors in that series.  The intent of this structure is that an investment in a series of interests in the Company would be substantially the same as an investment in an entirely separate legal entity that owns the assets and liabilities that is instead owned by the applicable series of interests.  The series limited liability structure is being utilized to create economies of scale and to reduce expenses of the Company (and of each series) that would be duplicated if each Underlying

U.S. Securities and Exchange Commission

July 26, 2017

Asset were to be owned by a separate entity, such as registered agent fees and filing fees.  That said, ownership of interests of a specific series should result in the same economics for investors as if they were to invest in separate specially formed entities that each owns a single Underlying Asset.  Thus, there is no benefit to the investors and potential investors of the series of interests being qualified under the Offering Statement if the financial statements for series of interests not so qualified are included in the Company’s Offering Statement and ongoing reporting, and we believe that each series should be treated as a separate entity from a financial reporting perspective.  We believe this is consistent with Securities Act Sections Compliance and Disclosure Interpretation 104.01, which appears to only contemplate reporting of financial statements for series of interests that are being registered (or in this case, qualified under Regulation A).  Further, we believe that reporting financial statements for series of interests for which qualification is not sought may be confusing and misleading to investors, since investors would have no ability to invest in, and no economic interest in, those series of interests.  In addition, we note that, as of December 31, 2016, Series #77LE1 had no capitalization, assets or liabilities.  A requirement to include these financial statements would increase expenses for the Company without any corresponding benefit to investors, particularly since Company-level financial statements will be included.

If yet-to-be-formed series of the Company are anticipated to be qualified under the Offering Statement in the future, then at that time the Company would include financial statements for those series once they have more than nominal capitalization, assets or liabilities.  We do not anticipate that separate financial statements of yet-to-be-formed series of the Company that will not be qualified under the Offering Statement (e.g., if interests of that series are offered utilizing Rule 506 under the Securities Act of 1933, as amended) would be included in the Offering Statement or periodic reports.  The assets, liabilities, income, expenses, members’ equity (or deficit) and cash flows of such series, however, would be included within the aggregated financial statements of the Company as a whole.

Please feel free to call me with any questions at (212) 940-3112.  We would also be happy to have a call to answer any additional questions you may have about the issuer’s structure or the issuer’s anticipated ongoing reporting.  Thank you.

Very truly yours,

/s/ Daniel McAvoy

Daniel McAvoy

cc:

J. Nolan McWilliams, Esq.

Kristin Shifflett

Theresa Brillant

Christopher Bruno, President, RSE Markets, Inc.

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

U.S. Securities and Exchange Commission

July 26, 2017

Tiana Butcher, Esq.